Mail Stop 3561
November 22, 2005

Via U.S. Mail and Facsimile

Edward H. Bastian
Chief Financial Officer
Delta Air lines, Inc.
P.O. Box 20706
Atlanta, GA 30320

RE:	Delta Air lines, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-5424

Dear Mr. Bastian:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 25

Contractual Obligations, page 40
Pension Funding, pages 41

1. We believe you should consider significantly expanding the disclosure to discuss any reasonably expected changes in the pension systems that may materially impact the company`s liquidity or results
of operations.   Among other matters, you should consider
legislative
measures that may require employers to: (i) pay higher premiums per
participant per year to the government`s pension insurance agency (i.e. PBGC); (ii) strengthen the amount to fund their traditional plans to lessen the potential liability assumed by the PBGC for failed companies; and (iii) change the formula for which pension
liabilities are calculated.   Your discussion should include the
estimated range of known impact if there is enactment for each of these legislative changes.

Critical Accounting Estimates, page 43
Pension Plans, page 44

2. Disclosures in note 12 highlight the highly material impact that
the additional minimum pension liability adjustment had on Other Comprehensive Income and
Stockholders` Equity during the three-year financial statement
period.   In view of the (i) material deficiency in funded status
in
your defined pension plan; (ii) the amount of minimum pension liability recognized in the three-year financial period; and (iii) assumptions and estimates on this retirement obligation representing a critical accounting policy, we believe you should expand the
MD&A
to also disclose the individual impact on the funded status (i.e. fair market value of pension assets - present value of pension liabilities (PBO)) of pension plan and shareholders` equity adjustment (i.e. additional minimum pension liability) for the hypothetical basis changes in each of the estimates (i.e. weighted average discount rate, rate of future compensation levels and expected long-term rate of return) as well the aggregate impact on
these two items for changes on all of the estimates.    We also
suggest that you set forth the above data as well as the pension expense impact data currently being disclosed in tabular format for ease of analysis and understanding by investors.

Furthermore, from disclosure in note 10, page F-42, we note the following percentage changes that occurred in your estimates of the three assumptions during the financial statement period:
* a 1 3/4 % change in weighted average discount rate;
* a 3% change in expected rate of increase in future compensation levels; and
* a 1% change in expected long-term rate of return on assets.

Therefore, it appears disclosures on the impact (i.e. sensitivity analysis) based on 1% changes in these estimates, rather than the 1/2% currently being disclosed, would be more relevant and reasonable under your circumstances.

Please revise accordingly.

Consolidated Balance Sheets, page F-3

3. Reference is made to "Other Noncurrent Assets" that
approximated
$1.2 billion at December 31, 2004.    We suggest you provide
expanded
disclosure in a note that describes the nature of the significant items in this caption, including an accounting policy thereto. With respect to any significant deferred charges, state the policy for deferral and amortization.

Note 1.  Summary of Significant Accounting Policies, page F-8

Goodwill & Intangible Assets, page F-15

4. In evaluating impairment for goodwill, you disclose that you consider projected future cash flows while the impairment test for other indefinite-lived assets is based on projected "discounted"
future cash flows.    It appears that your treatment is not
consistent in applying the similar fair value based impairment tests
required for indefinite (non-amortizable) lived intangible assets
and
goodwill.   Refer to the guidance in footnote 12, paragraphs 23-25
and paragraphs 88-89 of SFAS No. 142.    Please advise and revise
as
appropriate.

Stock-Based Compensation, pages F-17

5. During the financial statement period, we note that your assumptions of expected volatility on common stock significantly changed from approximately 40% to 70%, while your average expected life of stock options changed from approximately 7 years to 3 years.
You also disclose that SFAS No. 123(R) may have a material impact
upon its adoption.   On average, one would generally expect that
employees may tend to exercise options on highly volatile stock earlier than on stocks with lower volatility. However, it is unclear of the factors or conditions you considered in estimating the highly
significant 4 year change in expected life of your stock options as a
result of an approximate 30% change in expected volatility.
In
this regard, in view of the significant financial difficulties experienced by the company including your recent bankruptcy filing, it would appear that an increase in volatility of the stock may not
result in such a significant reduction in the expected life of the
option.    Also, as your stock options become exercisable one to
five
years after the grant date (see note 11 - page F-45), please tell us
whether the three-year average expected life is based on the "average" of the earliest period in which your stock options can be
exercisable.    In addition, as the approximate 4-year reduction
in
the average expected life was recognized in fiscal 2003, please advise whether you have experienced any significant difference in exercise on the options that had shorter (i.e. one to two year)
exercise periods.    Please re-evaluate these assumptions and
address
in complete and clear detail your consideration of the above matters in estimating the significant downward change recognized in the average expected life of stock options in computing the fair value of such options.

Note 6.  Debt, page F-23
Debt Exchanges and Purchases, page F-28

6. We note in November 2004, you exchanged $237 million aggregate principal amount of your 7.78% Series 2000-1C Enhanced Equipment Trust Certificates due 2005 and 7.30% Series 2001-1C Enhanced Equipment Trust Certificates due 2006 for $235 million principal amount of newly issued 9.5% Senior Secured Notes due 2008. Please tell us and revise future filings to explain whether this exchange resulted in any gain or loss recognition and if so, where such amounts are reflected in your consolidated financial statements. If no gain or loss recognition was required, please explain why.

7. We note that you completed agreements with certain aircraft lenders to defer $112 million in debt obligations from 2004 through
2006 to later years. In this regard, please tell us whether the deferral is considered a substantial modification in terms (i.e. change in maturity) which should be accounted for under EITF No. 96-
19. If so, please tell us how your accounting treatment of such modification complies with the guidance outlined in EITF No. 96-19.
If you believe EITF No. 96-19 does not apply, please explain why.

Note 9.  Income Taxes, page F-37

8. Please revise future filings to disclose the domestic and foreign components of your pre-tax earnings (losses). Refer to the requirements of Rule 4-08(h) of Regulation S-X.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


********



You may contact Jean Yu at (202) 551-3305 or Joseph Foti at (202)
551-3816 if you have questions regarding the comment above.


	Sincerely,



	Joseph A. Foti
	Senior Assistant Chief Accountant
Edward H. Bastian
Delta Air lines, Inc.
November 22, 2005
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